UNITED  STATES
                    SECURITIES  AND  EXCHANGE  COMMISSION
                          Washington,  D.C.    20549



                               SCHEDULE  13G
                          (Amendment  No.______)


              Under  the  Securities  Exchange  Act  of  1934


                     Chicago  Pizza  &  Brewery,  Inc.


                              Common  Stock




                           CUSIP  #167889  10  4



























CUSIP:          167889  10  4                                      Page 2 of 4


1.   NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Paul  A.  Motenko

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

                                              (a) ____

                                              (b) ____

3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     United  States

NUMBER  OF                5.  SOLE  VOTING  POWER
                              678,857
SHARES
BENEFICIALLY              6.  SHARED  VOTING  POWER

OWNED  BY                     -0-

EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                     678,857

PERSON                    8.  SHARED  DISPOSITIVE  POWER

WITH                          -0-

9.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON

     678,857

10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
     CERTAIN  SHARES               _____

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     10.59%

12.  TYPE  OF  REPORTING  PERSON

     IN






CUSIP:          167889  10  4                                      Page 3 of 4


Item  1.

(a)  Chicago  Pizza  &  Brewery,  Inc.
(b)  26131  Marguerite  Parkway,  Suite  A
     Mission  Viejo,  CA  92692

Item  2.

(a)  Paul  A.  Motenko
(b)  26131  Marguerite  Parkway,  Suite  A
     Mission  Viejo,  CA  92692
(c)  U.S.A.
(d)  Common  Stock
(e)  167889  10  4

Item  3.

     Not  applicable.

Item  4.   Ownership

(a)   Amount  Beneficially  Owned:          678,857
(b)   Percent  of  Class:          10.59%
(c)   Number  of  shares  as  to  which  such  person  has:
     (i)   sole  power  to  vote  or  to  direct  the vote:     678,857
     (ii)  shared  power  to  vote  or  to  direct  the  vote:  -0-
     (iii) sole  power  to  dispose  or  to  direct  the  disposition
           of:          678,857
     (iv)  shared  power  to  dispose  or  to  direct  the disposition
           of:          -0-

Item  5.   Ownership  of  Five  percent  or  Less  of  a  Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item  6.   Ownership of More than Five Percent on Behalf of Another Person.

      Not  applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not  applicable


CUSIP          167889  10  4                                       Page 4 of 4


Item  8.   Identification  and  Classification of Members of the Group.

      Not  Applicable.

Item  9.   Notice  of  Dissolution  of  Group.

      Not  Applicable.

Item  10.  Certification.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February  2,  1998


                                         /s/ PAUL A. MOTENKO
                                         __________________________________
                                         Paul  A.  Motenko


                                         Chairman  of  the  Board,  Chief
                                         Executive  Officer,  Vice
                                         President  and  Secretary